TABLE OF CONTENTS
Management’s Responsibility for the Financial Statements	1
Condensed Consolidated Interim Statements of Financial Position	2
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	3
Condensed Consolidated Interim Statements of Changes in Equity	4
Condensed Consolidated Interim Statements of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6 - 26

January 26, 2019

Management’s Responsibility for the Financial Statements

The accompanying condensed consolidated interim financial statements of Organigram Holdings Inc. (“OHI” or the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

(signed) ‘Greg Engel’ Chief	(signed) ‘Paolo De Luca, CPA, CA’Chief
Executive Officer Moncton,	Financial Officer
New Brunswick	Moncton, New Brunswick

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	1

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at November 30, 2018 and August 31, 2018
(Unaudited - expressed in CDN $000’s)

ASSETS	NOVEMBER 30, 2018	AUGUST 31, 2018
Current assets
Cash	$30,162	$55,064
Short-term investments (Note 5)	65,787	75,000
Accounts receivable (Note 6)	14,737	3,736
Biological assets (Note 7)	26,345	19,858
Inventories (Note 8)	91,441	44,969
Prepaid expenses (Note 12 and Note 22)	1,048	3,372
Assets classified as held for sale (Note 23)
	-	1,215
	229,520	203,214

Property, plant and equipment (Note 9)	124,838	98,639
Deferred charges (Note 12 and Note 22)	593	714
Investments in associates (Note 13)	13,677	-
	$368,628	$302,567
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities Current	$15,374	$10,764
portion of long term debt (Note 10) Liabilities	424	421
classified as held for sale (Note 23)	-	65
	15,798	11,250

Long-term debt (Note 10)	12,624	2,877
Unsecured convertible debentures (Note 11)	85,672	95,866
Contingent share consideration (Note 13)	972	-
Deferred tax liability	20,594	7,980
	135,660	117,973
SHAREHOLDERS’ EQUITY
Share capital (Note 12)	178,074	157,790
Reserve for options and warrants (Note 12)	24,656	26,045
Retained earnings	30,238	759
	232,968	184,594
	$368,628	$302,567

On Behalf of the Board:
s/Greg Engel, Director
s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED) | AS AT NOVEMBER 30, 2018 AND AUGUST 31, 2018	2

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the three months ended November 30, 2018 and 2017
(Unaudited - expressed in CDN $000’s except share amounts)

REVENUE	NOVEMBER 30, 2018	NOVEMBER 30, 2017
Gross revenue	$14,484	$2,400
Sales returns (Note 17)	(5)	(1)
Excise taxes	(2,040)	-
Net revenue	12,439	2,399

Cost of sales (Note 24)	2,903	1,349
Indirect production (Note 18)	715	455
	8,821	595
Fair value adjustment to biological assets (Note 7) Gross	42,925	722
margin	51,746	1,317
EXPENSES
General and administrative (Note 21 and Note 24)	2,171	921
Sales and marketing	2,357	923
Share-based compensation (Note 12)	972	746
Total expenses	5,500	2,590
INCOME (LOSS) FROM OPERATIONS
	46,246	(1,273)
Financing costs
Investment income	4,190	51
Income (loss) from continuing operations before tax	(246)	(95)
	42,302	(1,229)

Income tax expense
Deferred, net	12,785	-

Net income (loss) from continuing operations	29,517	(1,229)

Loss from discontinued operations (Note 23)	(38)	(173)
NET INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS)	$29,479	$(1,402)
Net income (loss) from continuing operations per common share, basic (Note 12(vi))	$0.231	$(0.012)
Net income (loss) from continuing operations per common share, diluted (Note 12(vi))	$0.195	$(0.012)
Net loss from discontinued operations per common share, basic (Note 12(vi))	$(0.000)	$(0.002)
Net loss from discontinued operations per common share, diluted (Note 12(vi))	$(0.000)	$(0.002)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	3

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the three months ended November 30, 2018 and 2017
(Unaudited - expressed in CDN $000’s except share amounts)

				RETAINED
			RESERVE FOR	EARNINGS/
	NUMBER OF	SHARE	OPTIONS AND	(ACCUMULATED	SHAREHOLDERS'
	SHARES	CAPITAL	WARRANTS	DEFICIT)	EQUITY

Balance - September 1, 2017	103,594,695	$99,704	$3,081	$(19,755)	$83,031
Share-based payments (Note 12 (iii))	50,000	144	-	-	144
Exercise ofstock options(Note 12(iii))	181,950	368	(120)	-	248
Exercise of warrants (Note 12 (iv))	2,480,262	3,822	(442)	-	3,381
Share-based compensation (Note 12 (v))	-	-	1,144	-	1,144
Net loss and comprehensive loss	-	-	-	(1,402)	(1,402)
Balance - November 30, 2017	106,306,907	$104,038	$3,663	$(21,156)	$86,545

Balance - September 1, 2018	125,207,938	$157,790	$26,045	$759	$184,594
Exercise of stock options (Note 12 (iii))	702,650	1,570	(658)	-	912
Exercise of warrants (Note 12 (iv))	890,123	4,513	(952)	-	3,560
Conversion of debentures (Note 12 (iii)) Tax	2,750,730	14,030	(1,458)	-	12,572
impact of equity issue costs	-	171	-	-	171
Share-based compensation (Note 12 (v))	-	-	1,679	-	1,679
Net income and comprehensive income	-	-	-	29,479	29,479
Balance - November 30, 2018	129,551,441	$178,074	$24,656	$30,238	$232,968

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	4

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended November 30, 2018 and 2017
(Unaudited - expressed in CDN $000’s)

CASH PROVIDED (USED)	NOVEMBER 30, 2018	NOVEMBER 30, 2017
OPERATING ACTIVITIES
Net income (loss) from continuing operations	$29,517	$(1,228)
Items not affecting cash
Share-based compensation (Note 12)	1,847	746
(Loss) gain on disposal of property, plant and equipment (Note 9)	(17)	6
Amortization of deferred financing	2	2
Fair value adjustment to biological assets	5,736	(209)
Depreciation (Note 9)	1,688	473
Financing costs	4,190	49
Investment income	(246)	(95)
Net change in accounts receivable	(11,089)	1,934
Net change in biological assets Net	(12,223)	66
change in inventories	(46,472)	(1,597)
Net change in accounts payable and accrued liabilities (Note 2) Net	(2,887)	(2,723)
change in prepaid expenses
Net change in deferred tax liability Net	2,366	(565)
cash used in continuing operations	12,785	-
Net cash used in discontinued operations (Note 23) Net	(14,803)	(3,141)
cash used in operating activities	(6)	(280)
	(14,809)	(3,421)

FINANCING ACTIVITIES
Payment of long-term debt (Note 10)	(102)	(114)
Proceeds from long-term debt, net of issue costs of $149 (Note 10) Stock	9,851	-
options, warrants and units exercised (Note 12)	4,472	3,628
Interest paid	(298)	(49)
Net cash provided by financing activities	13,923	3,465

INVESTING ACTIVITES
Proceeds from short-term investments Investment	10,000	12,000
income	600	95
Investments in associates (Note 13)	(12,705)	-
Proceeds on sale of property, plant and equipment (Note 9) Acquisition of	180	-
property, plant and equipment (Note 2 and 9)	(22,091)	(6,437)
Net cash (used in) provided by investing activities related to continuing operations Net	(24,016)	5,658
cash used in investing activities related to discontinued operations (Note 23) Net cash	-	(26)
(used in) provided by investing activities	(24,016)	5,632

CASH (USED) PROVIDED	$(24,902)	$5,676
CASH POSITION
Beginning of period	$55,064	$1,957
End of period	$30,162	$7,633

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	5

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended November 30, 2018 and 2017
(Unaudited - expressed in CDN $000’s except share amounts)

1.NATURE OF OPERATIONS

Organigram Holdings Inc. (“OHI” or the “Company”) is a publicly traded corporation, a Tier II issuer, on the TSX Venture Exchange (“TSX-V”) with its common shares trading under the symbol “OGI-V”. The address of the registered office of OHI is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major subsidiaries are Organigram Inc. (“OGI”), a Licensed Producer of cannabis and cannabis derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations of Canada, and 10870277 Canada Inc. (“108”), a special purpose holding company for OHI.

OGI was incorporated, under the laws of the Province of New Brunswick, Canada, on March 1, 2013. 108 is a federal company under the Canada Business Corporations Act. OHI is a federal company under the Canada Business Corporations Act.

2.CORRECTION OF RECLASSIFICATION ERROR TO PRESENTATION OF PRIOR PERIOD CONSOLIDATED STATEMENT OF CASH FLOW

The following classification error that was corrected related to certain statement of cash flow items for the three months ended November 30, 2017:

Net change in accounts payable and accrued liabilities (shown in the operating activities section of the statement of cash flow) and net cash used in operating activities were understated by $3,340 and acquisition of property, plant and equipment (shown in the investment activities of the statement of cash flow) and net cash used in investing activities were overstated by $3,340. The amounts relate to timing differences between when acquisitions or construction services and product are received and ultimately paid.

A summary of the impacts of the correction of the error for the three months ended November 30, 2017 is presented below.

		DISCONTINUED
OPERATING ACTIVITIES	AS REPORTED	OPERATIONS	ADJUSTMENT	AS CORRECTED
Net change in accounts payable and accrued liabilities	$513	$103	$(3,339)	$(2,723)

Net cash used in operating activities	$(81)	$103	$(3,339)	$(3,421)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	$(9,802)	$26	$3,339	$(6,437)

Net cash used in investing activities	$2,293	$26	$3,339	$5,658

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	6

3. BASIS OF PREPARATION

(I) STATEMENT OF COMPLIANCE

The condensed consolidated interim financial statements have been prepared in compliance with the International Financial Reporting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended August 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The accounting policies applied are consistent with those applied in the annual consolidated financial statements with the exception of those described in note 4.

These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on January 26, 2019.

(II) BASIS OF MEASUREMENT

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for biological assets, which are measured at fair value.

Historical cost is fair value of the consideration given in exchange for goods and services, generally based upon the fair value at the time of the transaction of the consideration given in exchange for assets.

(III) FUNCTIONAL AND PRESENTATION CURRENCY

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency.

(IV) BASIS OF CONSOLIDATION

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

4.SIGNIFICANT ACCOUNTING POLICIES

(I) INVESTMENTS IN ASSOCIATES

Associates are companies over with OHI has significant influence over and are accounted for under the equity method. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration.

Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	7

NEW STANDARDS AND INTERPRETATIONS ADOPTED

I) NEW OR AMENDED STANDARDS EFFECTIVE SEPTEMBER 1, 2018

The Company has adopted the following new or amended IFRS standards for the annual period beginning on September 1, 2018.

IFRS 2 – SHARE-BASED PAYMENTS

The amendment clarifies how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that changes the classification of the transactions. The amendment is effective for annual periods beginning on or after January 1, 2018. This will be effective for the Company beginning September 1, 2018.

Based on the Company’s assessment, the adoption of the new standard did not have a significant impact on its consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS

A finalized version of IFRS 9 which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement was issued in November 2009 and October 2010. The standard contains requirements in the following areas: classification and measurement, impairment, hedge accounting and de- recognition. Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss (“FVTPL”), transaction costs.

Financial assets are subsequently measured at:

i)	FVTPL;
ii)	amortized cost;
iii)	debt measured at fair value through other comprehensive income (“FVOCI”);
iv)	equity investments designated at FVOCI; or
v)	financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” (the “SPPI test”) as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company’s business models for managing the financial assets was made as of the date of initial application of September 1, 2018. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9 are initially measured at fair value and subsequently measured at amortized cost.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	8

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

FINANCIAL ASSETS	IAS 39 CLASSIFICATION	IFRS 9 CLASSIFICATION
Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments	Held to maturity Loans	Amortized cost
Accounts receivable	and receivables	Amortized cost
Investment in VIVO Cannabis Inc. Accounts	N/A	FVTPL
payable and accrued liabilities Long-term	Other liabilities	Other liabilities
debt	Other liabilities	Other liabilities
Unsecured convertible debentures	Other liabilities	Other liabilities

Impairment

Under IFRS 9, the Company is required to apply an expected credit loss (“ECL”) model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the ECL model, and no difference was noted. As a result, no impairment loss has been recognized upon transition and at September 1, 2018.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customer (“IFRS 15”), which provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments.

The Company has applied IFRS 15 retrospectively but determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer.
2.	Identifying the performance obligations.
3.	Determining the transaction price.
4.	Allocating the transaction price to the performance obligations.
5.	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the direct sale of cannabis and cannabis oil for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of shipment for medical cannabis and at point of delivery for recreational cannabis.

Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognised to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and is not directly related to the value of revenue. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost to the Company.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	9

II) NEW OR AMENDED STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 16 – LEASES

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”), which establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. This will be effective for the Company beginning September 1, 2019.

The Company reviewed its current and past leases. Reclassification of leases for office space and computer hardware will result in the establishment of additional right-of-use assets and lease liabilities on the balance sheet, as well as changes in the timing and presentation of lease-related expenses on the statement of income. The Company is still evaluating the effect of this standard on the consolidated financial statements but expects there will be no material impact.

5. SHORT TERM INVESTMENTS

The Company’s short-term investments included the following on November 30, 2018 and August 31, 2018:

	INTEREST %	NOVEMBER 30, 2018	AUGUST 31, 2018
GIC - maturing December 21, 2018	1.55%	$15,000	$25,000
GIC - Maturing August 27, 2019 Equity	2.00%	50,000	50,000
securities in VIVO Cannabis Inc.		787	-
		$$65,787	$75,000

The guaranteed investment certificates are redeemable prior to maturity. During the three months ended November 30, 2018, the Company sold its wholly-owned subsidiary, THC, for consideration consisting of shares in the purchaser (an unaffiliated publicly-traded company), VIVO Cannabis Inc. These securities are carried at fair value through profit and loss. At November 30, 2018, the shares in this company had a fair value of $0.91 per share.

6. ACCOUNTS RECEIVABLE

The Company’s accounts receivable included the following as of November 30, 2018 and August 31, 2018:

	NOVEMBER 30, 2018	AUGUST 31, 2018
Trade receivables	$11,153	$$793
Harmonized sales taxes receivable	2,559	2,526
Accrued investment income	580	241
Government programs	110	80
Rental property	51	-
Other accounts receivable	284	96
	$14,737	$$3,736

Included in other accounts receivable is a $75 (August 31, 2018 - $75) promissory note bearing interest at 3% and redeemable on demand.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	10

7. BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest.

The changes in the carrying value of biological assets as of November 30, 2018 are as follows:

	OTHER
	BIOLOGICAL	CANNABIS
	ASSETS	ON PLANTS	TOTAL
Carrying amount, August 31, 2017	$6	$2,774	$2,780

Add (less) net production costs	593	14,357	14,950

Net change in fair value less costs to sell due to biological transformation	-	10,736	10,736

Transferred to inventory upon harvest	-	(8,608)	(8,608)
Carrying amount, August 31, 2018	$599	$19,259	$19,858

Add (less) net production costs	(596)	7,340	6,744

Net change in fair value less costs to sell due to biological transformation	-	5,736	5,736

Transferred to inventory upon harvest	-	(5,993)	(5,993)
Carrying amount, November 30, 2018	$3	$26,342	$26,345

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see Note 16), are used in determining the fair value of biological assets:

i.	Average selling price per gram – calculated as the weighted average historical selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.	Yield by plant – represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;
iii.

Wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.

Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post- harvest, consisting of the cost of direct and indirect materials and labour related to drying,labelling and packing.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	11

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of November 30, 2018, it is expected that the Company’s biological assets will yield 11,445,493 grams (August 31, 2018 – 11,035,827 grams) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments). Management believes the most significant unobservable inputs and their range of values are noted in the table below:

	+5% CHANGE AS	+5% CHANGE AS	-5% CHANGE AS	-5% CHANGE AS
	AT NOVEMBER 30, 2018	AT AUGUST 31, 2018	AT NOVEMBER 30, 2018	AT AUGUST 31, 2018
Selling price	$1,489	$1,208	$(1,489)	$(1,208)
Yield by plant	1,317	963	(1,317)	(963)
Wastage	82	80	(82)	(80)
Post-harvest costs	173	204	(173)	(204)

The fair value adjustment to biological assets consists of the following:

	NOVEMBER 30, 2018	AUGUST 31, 2018
Realized fair value amounts included in inventory sold Increase	$(9,460)	$(5,822)
(decrease) in fair value on growth of biological assets Adjustment	52,385	51,840
to net realizable value	-	-
Fair value adjustment to biological assets	$42,925	$46,018

8. INVENTORIES

The Company’s inventory assets include the following as of November 30, 2018 and August 31, 2018:

	NOVEMBER 30, 2018	AUGUST 31, 2018
Dry Cannabis
Work-in-process Available	$7,392	$5,858
for packaging Available	24,439	20,536
for extraction Packaged	38,072	11,897
Inventory	8,207	399
Cannabis oil
Concentrate extract	3,236	2,451
Formulated oil	4,795	2,716
Bottled oil	1,402	247
Packaging and supplies	3,898	865
	$91,441	$44,969

Dry cannabis inventory consists of 12,276,664 grams as of November 30, 2018 and 7,451 plants in the drying stage (August 31, 2018 –7,021,356 grams and 8,142 plants). Cannabis oil consists of 6,448,841ml of oil, and 49,915 grams of concentrate as of November 30, 2018 (August 31, 2018 – 2,800,178 ml and 40,355 grams of concentrate).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	12

9. PROPERTY, PLANT AND EQUIPMENT

			CONSTRUCTION	GROWING
	LAND	BUILDINGS	IN PROCESS	EQUIPMENT	OTHER	TOTAL
At August 31, 2017
Cost Acquisitions	$1,440	$14,150	$22,200	$7,908	$2,252	$47,950
Construction completed	99	2,148	6,649	733	147	9,776
Disposals	-	4,733	(5,327)	594	-	-
Discontinued operations	-	-	-	-	(6	(6)
Ended November 30, 2017	-	-	-	-	26	26
	$1,539	$21,031	$23,522	$9,235	$2,419	$57,746

At August 31, 2017	$-	$(816)	$-	$(1,114)	$(673)	$(2,603)
Accumulated Amortization	-	(171)	-	(208)	(94)	(473)
Depreciation	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Discontinued operations	-	-	-	-	(7)	(7)
Ended November 30, 2017	$-	$(987)	$-	$(1,322)	$(774)	$(3,083)

Net book value, November 30, 2017	$1,539	$20,044	$23,522	$7,913	$1,645	$54,663

At August 31, 2018
Cost Acquisitions	$2,205	$47,101	$11,993	$40,493	$2,922	$104,714
Construction completed	2	1,045	25,145	1,541	317	28,050
Disposals	-	4,225	(5,151)	495	431	-
Ended November 30, 2018	-	-	-	(171)	-	(171)
	$2,207	$52,371	$31,987	$42,358	$3,670	$132,593

At August 31, 2018
Accumulated Amortization	$-	$(1,997)	$-	$(2,956)	$(1,122)	$(6,075)
Depreciation	-	(493)	-	(1,051)	(144)	(1,688)
Disposals	-	-	-	8	-	8
Ended November 30, 2018	$-	$(2,490)	$-	$(3,999)	$(1,266)	$(7,755)

Net book value, November 30, 2018	$2,207	$49,881	$31,987	$38,359	$2,404	$124,838

During the three months ended November 30, 2018, there were additions of $28,050 in property, plant and equipment (November 30, 2017 - $9,776). Most of additions were related to the Company’s expansion located at 35 English Drive, while the remainder were related to purchases of packaging equipment and IT system upgrades to facilitate recreational cannabis sales. During the quarter, the Company’s electrical substation became operational at a cost of $4,052.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	13

Reconciliation of acquisitions to statement of cash flows:

	NOVEMBER 30, 2018	NOVEMBER 30, 2017
Acquisitions	$28,050	$9,776
Net change in accounts payable and accrued liabilities related to
capital acquisitions	(5,959)	(3,339)
Acquisition of property, plant and equipment	$22,091	$6,437

10. LONG-TERM DEBT

	NOVEMBER 30, 2018	AUGUST 31, 2018
Farm Credit Canada (“FCC”) credit facility - maturing December 1, 2019 with a 10 year amortization and a 5 year term variable rate plus 1.75% (currently 6.20%)	$1,684	$1,740
Farm Credit Canada (“FCC”) - real property loan maturing December 1, 2020 with a 10 year amortization and 5 year term variable rate plus 2.15% (currently 6.60%)	1,162	1,194
Farm Credit Canada (“FCC”) - real property loan maturing December 1, 2023 with a 10 year amortization and a 3 year term variable rate plus 2.25% (currently 6.70%)	10,000	-
Atlantic Canada Opportunities Agency (“ACOA”) - Business Development Program - loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	391	406
Deferred financing	(189)	(42)

	13,048	3,298

Less: current portion of long term debt	(424)	(421)
Long-term portion	$12,624	$2,877

The FCC loans are secured by a first charge on 35 English Drive and all of the Company’s other assets. The Company was in compliance with all covenants at November 30, 2018. Principal repayments required on the long-term debt in the next five fiscal years are as follows:

2019	$318
2020	994
2021	1,353
2022	1,439
2023	1,532
Total	$5,636

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	14

11. UNSECURED CONVERTIBLE DEBENTURES

On January 31, 2018, $115,000 of unsecured convertible debentures were issued. Each convertible debenture has a maturity date of January 31, 2020 (the “maturity date”) and bears interest from the date of closing at 6.00% per annum, payable semi-annually on June 30 and December 31 of each year commencing on June 30, 2018. Each convertible debenture is convertible, at the option of the holder, into common shares of the Company (“common shares”) at any time prior to the close of business on the earlier of: (i) the business day immediately preceding the maturity date, and (ii) if subject to redemption in the event of a change of control, the business day immediately preceding the payment date, at a conversion price of $5.42 per common share (the “conversion price”), subject to adjustment in certain events and to forced conversion by the Company in accordance with the indenture governing the convertible debentures. The Company may force conversion of the aggregate principal amount of the then outstanding convertible debentures at the conversion price on not less than 30 days’ notice should the daily volume weighted average trading price of the common shares be greater than $7.05 for any 10 consecutive trading days. The Company is also required to redeem the debentures at the holder’s option in the event of a change in control at a price equal to 104% of the principal amount plus accrued and unpaid interest.

The Company allocated the gross proceeds from issuance between the estimated fair value of the debt and equity components using the residual method. The Company used an effective annualized discount rate of 15.3% to arrive at the valuation of the debt component before issue costs at $98,095 and the equity component at $16,905. The effective interest rate on the debt component, inclusive of the equity discount and issue costs, is 18.0% .

The debt component is measured at amortized cost. The balance of the debt component as at November 30, 2018 consists of the following:

	NOVEMBER 30, 2018	AUGUST 31, 2018
Debentures - maturing January 31, 2020 bearing interest upon maturity at an interest rate of 6.00% - face value	$115,000	$115,000
Less: conversion of debentures, cumulative (Note 12(iii)) Debentures -	(16,927)	(2,018)

outstanding face value	98,073	112,982

Less: allocation to reserve for options and warrants for debenture discount	(16,905)	(16,905)
Amortization of debenture discount	6,073	4,324
Less: issue costs	(7,155)	(7,155)
Issue costs allocated to equity	1,061	1,061
Amortization of issue costs	2,189	1,559
Unamortized discount and issue costs transferred to equity upon conversion of debentures	2,336	-

Debentures - carrying value	85,672	95,866

Less: current portion of debentures	-	-

Long-term portion	$85,672	$95,866

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	15

12. SHARE CAPITAL

(I) AUTHORIZED SHARE CAPITAL

The authorized share capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of common shares, are fully paid.

(II) ISSUED SHARE CAPITAL

As at November 30, 2018, the Company’s issued and outstanding share capital consisted of 129,551,441 (August 31, 2018 – 125,207,938) common shares with a stated value of $178,074 (August 31, 2018 - $157,790).

(III) ISSUANCES OF SHARE CAPITAL

SHARE-BASED PAYMENTS

On October 12, 2016, the Company issued 437,957 common shares at a share price of $1.37 as share consideration to TGS International LLC (“TGS”) in exchange for a trademark licensing agreement valued at $600,001. As per the terms of the agreement, the shares were released to TGS according to an escrow schedule related to certain calendar and operational milestones. At November 30, 2018, the Company has recorded the current portion of the fee of $133 (November 30, 2017 - $133) as a prepaid expense, and the long-term portion of the fee of $233 (November 30, 2017 - $367) as a deferred charge on the consolidated statements of financial position. For the three months ended November 30, 2018, $33 (November 30, 2017 - $33) has been amortized to share-based compensation.

On October 23, 2017, the Company issued 50,000 common shares at a share price of $2.87 as share consideration to a cannabis consultant for services performed and recognized $144 to share capital (August 31, 2018 - $nil).

EXERCISE OF STOCK OPTIONS

During the three months ended November 30, 2018, 702,650 (November 30, 2017 – 181,950) share options were exercised at an average exercise price of $1.30 (November 30, 2017 - $1.36) for a value of $1,570 (November 30, 2017 - $368) increase to share capital and a decrease to the reserve for options and warrants of $658 (November 30, 2017 - $120).

UNIT FINANCING

On December 18, 2017, the Company issued 16,428,572 units by way of a bought deal at $3.50 per unit share for a total gross consideration of $48,711 to share capital and an increase of $8,789 to the reserve for options and warrants. Each unit consists of one common share and one-half common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $4.00 until June 18, 2019. Total issue cost was $3,678 with $3,116 charged to share capital and the remaining $562 charged to the reserve for options and warrants. These warrants are measured at fair value at the date of grant. In determining the amount of reserve for the warrants, the Company used the Black-Scholes option pricing model to establish the fair value of warrants granted using the following assumptions:

Risk free interest rate % Expected	1.6
life of warrants (years) Expected	1.5
annualized volatility % Expected	64.6
dividend yield %	-

Volatility was estimated by using the weighted average historical volatility of the Company and other companies, that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that the warrants granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the warrants. A forfeiture rate of zero percent was used as the Company anticipates all warrants will be exercised.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	16

CONVERTIBLE DEBENTURE FINANCING

On January 31, 2018, 115,000 convertible debentures were sold at a price of $1,000 per convertible debenture, for aggregate gross proceeds of $115,000 resulting in an increase to the reserve for options and warrants of $16,905 net of deferred tax of $4,435, related to the embedded conversion feature in the convertible debenture (see Note 11). Total issue cost was $7,155 with $6,094 charged to the debenture liability and the remaining $1,061 charged to the reserve for options and warrants.

CONVERSION OF DEBENTURES

For the three months ended November 30, 2018, the Company issued 2,750,730 common shares at a price per share of $5.42 on the conversion of convertible debentures (Note 11) for an increase of $14,030 to share capital and a decrease of $1,458 to the reserve for options and warrants.

(IV) WARRANTS

During the three months ended November 30, 2018, 890,123 warrants (November 30, 2017 – 2,480,262) were exercised at an average price of $4.00 (November 30, 2017 - $1.37) for a value of $4,513 (November 30, 2017 - $368) to share capital and a decrease to the reserve for options and warrants of $952 (November 30, 2017 - $442). All of the outstanding warrants at November 30, 2018 expire on June 19, 2019

The following table summarizes the movements in the Company’s warrants:

		WEIGHT AVERAGE
	NUMBER	EXERCISE PRICE
Balance - August 31, 2018	8,086,637	$4.00
Exercised/Released	(890,123)	$4.00
Balance - November 30, 2018	7,196,514	$4.00

(V) SHARE-BASED COMPENSATION

STOCK OPTIONS

Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding common shares together with any other equity compensation plan of the Company, as approved by the Company’s Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of his/her options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement. The Company also issues stock options to third parties in exchange for services.

The following table summarizes the movements in the Company’s outstanding stock options:

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE
Balance - August 31, 2018	7,709,746	$2.10
Granted	570,000	$6.44
Exercised	(702,650)	$1.30
Cancelled/forfeited	(30,867)	$4.31
Balance - November 30, 2018	7,546,229	$2.50

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	17

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Number Outstanding at	Weighted Average Remaining		Number Exercisable at
November 30, 2018	Contractual Life (years)	Range of Exercises Prices	November 30, 2018
1,583,499	6.31	$0.30-$0.85	1,284,665
1,689,378	7.67	$0.86-$1.97	1,160,211
1,500,000	8.28	$1.98-$2.38	616,666
1,511,652	8.89	$2.39-$3.79	520,921
1,261,700	9.58	$3.80-$7.50	337,900

7,546,229	8.07		3,920,363

Options outstanding have exercise prices that range from $0.30 to $7.50 with a weighted average remaining life of 8 years. Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, for the three months ended November 30, 2018 was $1,847 (November 30, 2017 – $746) of which, $1,570 (November 30, 2017 - $684) related to the Company’s stock option plan. The fair value of options granted during the three months ended November 30, 2018 was $2,053 (November 30, 2017 - $354).

These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted. The following is the range of assumptions for the three months ended November 30, 2018:

	NOVEMBER 30, 2018	NOVEMBER 30, 2017
Risk free interest rate Expected	2.15% - 2.42%	1.58% - 1.87%
life of options Expected	5.0 -6.0 years	5.0 -6.0 years
annualized volatility Expected	65% -68%	64% -66%
dividend yield	-	-
Forfeiture Rate	7.6% - 7.9%	15.0% - 15.0%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies, that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	18

EQUITY INCENTIVE PLAN

Under the Company’s Equity Incentive Plan (the “Equity Plan”), 2,500,000 restricted share units (“RSUs”) or performance share units (“PSUs”) may be granted for up to 10% of the issued and outstanding common shares including options issued under the stock option plan noted above, as approved by the Company’s Board of Directors. To date, the Company has only granted RSUs under the Equity Plan. The exercise price of any RSU may not be less than the Company’s closing market price on the day prior to the grant of the RSU less the applicable discount permitted by the TSX-V.

The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER
Balance - August 31, 2018	145,200
Granted Exercised	-
Balance - November 30, 2018	-
145,200

The estimated fair value of the equity settled RSUs granted during the three months ended November 30, 2018 was $nil (November 30, 2017 - $nil) which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is three years. $146 has been recognized as a share-based compensation expense for the three months ended November 30, 2018 (November 30, 2017 - $nil).

(VI) EARNINGS (LOSS) PER SHARE

Net income (loss) per share represents net income (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding during the years.

Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

The reconciliation of the weighted average number of shares for the purposes of diluted earnings per share to the weighted average number of ordinary shares used in the calculation of basic earnings per share is as follows:

Weighted average number of shares used in basic earnings per share	127,795,913	104,751,058
Convertible debentures	18,094,649	-
Options Warrants	4,761,014	-
Restricted shares units	373,404	-
Weighted average number of shares used in diluted earnings per share	31,889	-
	151,056,869	104,751,058

The outstanding number and type of securities that could potentially dilute basic net income (loss) per share in the future but that were not included in the computation of diluted net income (loss) per share because to do so would have increased the loss per share (anti-dilutive) are as follows:

Stock options	7,546,229	6,330,297
Warrants	7,196,514	1,848,363
	14,742,743	8,178,660

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	19

13. INVESTMENTS IN ASSOCIATES

The carrying value of investments in associates consist of:

			PARTICIPATING	BALANCE,		TRANSACTION		SHAREOFNET	BALANCE,
	NOTE	INSTRUMENT	SHARE [1]	SEPT1,2018	ADDITIONS	COSTS	DISTRIBUTIONS	INCOME (LOSS)	NOV30,2018
alpha-cannabis Pharma GmbH	(A)	Shares	25.0%	$-	$3,408	$117	$-	$-	$3,525
Eviana Health Corporation	(B)	Convertible Debentures	19.9%	-	5,000	73	-	-	5,073
Hyasynth Biologicals Inc.	(C)	Convertible Debentures	43.4%	-	5,000	79	-	-	5,079
				$-	$13,408	$269	$-	$-	$13,677

Note 1: % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.

A) ALPHA-CANNABIS PHARMA GMBH

On October 10, 2018, OHI executed an investment agreement with alpha-cannabis® Pharma GmbH (“ACG”) pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately-held company that is strategically positioned to serve the German medical cannabis market, which is quickly becoming one of the largest markets for medical cannabis in the world.

The Company has a commitment to deliver additional consideration of €875 in the form of OHI shares contingent on the achievement of certain sales-based milestones. The Company has estimated the fair value of these contingent shares as €649 ($972) as of the investment date and has included a corresponding long-term liability as a contingent liability in the statement of financial position.

Concurrent with the Company’s investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby OHI may supply ACG with dried cannabis flowers.

B) EVIANA HEALTH CORPORATION

On October 2, 2018, OHI participated in the debenture offering of Eviana Health Corporation (“Eviana”) by way of private placement. Eviana is a Canadian Securities Exchange (CSE) listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid- based topical creams and products. The Company’s investment is in the form of convertible debentures and share purchase warrants, which together provide a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain Canadian securities regulations and contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the conclusion that significant influence exists including representation on Eviana’s board of directors and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and mature on October 2, 2020. The convertible debentures are convertible at the option of the holder at any time at a price of $1.15 per share, or into 4,347,826 common shares. Conversion of the debentures may be forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, are transferrable, and are exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	20

Concurrent with the Company’s investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana’s annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of 5 years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

C) HYASYNTH BIOLOGICALS INC.

On September 12, 2018, OHI invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. Tranche 1 was issued on this date and there are two additional Tranches that may be issued based on the achievement of specific milestones. Hyasynth is a privately-held biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the conclusion that significant influence exists including representation on Hyasynth’s board of directors and thereby concluded that the equity method of accounting is appropriate.

Tranche 1 of the convertible debentures have a face value of $5,000, bear interest at 8.0% per annum, are secured, and mature on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures are convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre- defined production capacity. Tranche 2 and 3 of the convertible debentures, each of which commit $2.5 million for an aggregate of $5 million, have certain production-related milestones that must be achieved within a 24 and 36 month period, respectively, for issuance to occur.

Concurrent with the Company’s investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the right to purchase up to 100% of Hyasynth’s annual CBD or CBD-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

14. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

(I) MANAGEMENT AND BOARD COMPENSATION

For the three months ended November 30, 2018, the Company’s expenses included $447 (November 30, 2017 - $367) in salary and/or consulting fees paid to key management personnel. In addition, during the three months ended November 30, 2018, nil options (November 30, 2017 – 166,648) were granted to key management personnel at an average exercise price of $nil (November 30, 2017 - $2.59) .

15. CAPITAL MANAGEMENT

The Company considers its capital to consist of share capital, reserve for options and warrants, long-term debt, unsecured convertible debentures and retained earnings, which is disclosed in the November 30, 2018 consolidated statement of financial position as $331,688 (August 31, 2018 - $283,758).

The Company manages its capital structure and makes adjustments to it, based on funds available to the Company, in order to fund its start-up costs and the expansion and construction of its growing facility. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	21

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change in how the Company defines or manages capital during the period.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, short-term investments (including marketable securities), accounts receivable, accounts payable and accrued liabilities, long-term debt, unsecured convertible debentures, and contingent liability.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

  Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
  Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates its carrying value and the unsecured convertible debentures have an estimated fair value of $95,770. The fair value of the contingent share consideration is based on unobservable inputs. During the period, there were no transfers of amounts between level 1, 2 and 3.

17. SALES RETURNS

The sales returns for the three months ended November 30, 2018 was $5 (November 30, 2017 – $1).

18. INDIRECT PRODUCTION

The production cost of late-stage biological assets that are disposed of and inventory that does not pass the Company’s quality assurance standards are expensed to indirect production. For the three months ended November 30, 2018, $715 (November 30, 2017 – $455) was expensed as indirect production, which included $nil (November 30, 2017 – $nil) of voluntary recalled product destroyed.

19. CONTINGENCIES

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the lawsuit to be without merit though it will rigorously defend the action. No amount has been accrued in relation to the consolidated financial statements for the claim.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	22

On March 3, 2017, a Claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to represent a Class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs. The Claim also contains a request for an order certifying the proceeding as a class proceeding.

The March 3, 2017 Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the consolidated financial statements since a reliable estimate cannot be made of the amount of the potential obligation.

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. The Company is currently reviewing the decision to determine whether or not to appeal it.

20. SEGMENTED INFORMATION

The Company previously operated in two operating segments – production and sale of cannabis and patient counselling, operating as THC. THC was disposed of during the three months ended November 30, 2018 (see Note 23). As a result, the production and sale of cannabis segment is reflected in the Company’s consolidated statements of financial position and consolidated statements of income and comprehensive income and the patient counselling segment is disclosed separately in Note 23. All assets for the production and sale of cannabis segment are domiciled within Canada and effectively all revenues are generated in Canada.

21. GENERAL AND ADMINISTRATIVE EXPENSES (EXCLUDING DISCONTINUED OPERATIONS)

	NOVEMBER 30, 2018	NOVEMBER 30, 2017
Office and general Wages	$986	$184
and benefits Professional	607	436
fees	375	110
Travel and accommodation	109	38
Depreciation and amortization Utilities	81	149
Total general and administrative expenses	13	4
	$2,171	$921

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	23

22. LICENSING AND ENDORSEMENT AGREEMENT

On October 4, 2016, the Company entered into a Licensing and Endorsement Agreement with Swear Net Inc. (the Trailer Park Boys “TPB”) for an exclusive product and branding partnership. In exchange for services, the Company paid $100 in cash and issued 150,000 options at a strike price of $1.52 per share. At November 30, 2018, the Company has recorded the current portion of the fee of $165 (November 30, 2017 - $122) as a prepaid expense and the long-term portion of the fee of $134 (November 30, 2017 - $62) in deferred charges on the consolidated statements of financial position. The fee will be recognized over the life of the agreement of five years as services are delivered. For the three months ended November 30, 2018, $18 (November 30, 2017 - $5) has been amortized to share-based compensation.

Under the agreement, the Company issued an additional 350,000 in options at a price of $1.52 which vest in accordance with certain conditions being met and a royalty payment of 4% of gross revenues generated specifically from the sales and promotion of certain products as set out in the agreement. As of November 30, 2018, these conditions have been met. For the three months ended November 30, 2018, $145 has been expensed (November 30, 2017 – recovery of $18) to share-based compensation.

23. OPERATIONS OF TRAUMA HEALING CENTERS

Trauma Healing Centers, Incorporated (“THC”) offers a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

During the fourth quarter of 2018, management decided to discontinue operations of THC. Consequently, assets and liabilities allocable to THC were classified as a disposal group. Revenue and expenses, gains and losses relating to the discontinuation of THC have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statements of income and comprehensive income.

Operating income (loss) of THC and the loss from re-measurement of assets and liabilities classified as held for sale are summarized as follows up to the date of disposal (see below):

	FOR THE PERIOD SEPTEMBER 1, 2018 TO OCTOBER 16, 2018	FOR THE THREE MONTHS ENDED NOVEMBER 30, 2017
Revenue
Sales	$138	$287
Cost of sales	54	174
Gross margin from discontinued operations	84	113

Expenses
General and administrative	75	264
Sales and marketing	-	22
Total expenses	75	286

Investment income (expense)	-	-

Loss from operations	$9	$(173)

Loss on remeasurement to fair value less costs to sell	(47)	-
Loss on discontinued operations	$(38)	$(173)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	24

The carrying amounts of assets and liabilities in this disposal group are summarized as follows:

AUGUST 31, 2018
Current Assets
Cash	$102
Accounts receivable	88
Other current assets	9
199

Property, plant and equipment	89
Goodwill	927
Assets classified as held for sale	$1,215

Current liabilities
Accounts payable and accrued liabilities	$65

Cash flows generated by THC for the reporting periods are summarized as follows:

	FOR THE PERIOD SEPTEMBER 1, 2018 TO OCTOBER 16, 2018	FOR THE THREE MONTHS ENDED NOVEMBER 30, 2017
Operating activities	$(6)	$(280)
Investing activites	-	(26)
Cash flows from discounted operations	$(6)	$(307)

On October 16, 2018, the Company sold THC to Harvest Medicine (HMED). HMED is a wholly-owned subsidiary of VIVO Cannabis Inc. (VIVO). The transaction resulted in HMED acquiring 100% of the issued and outstanding shares of THC from the Company. The total purchase price for the shares was $1,141 which was satisfied by the issuance of 864,678 common shares in the capital of VIVO at a share price of $1.32. The derecognized assets and liabilities on October 16, 2018 were as follows:

Derecognized assets and liabilities
Cash	$96
Accounts receivable Other	140
current assets	9
Property, plant and equipment	86
Goodwill	880
Trade and other payables	(70)
Net assets disposed	$1,141

Fair value of consideration received	1,141
Gain/(loss) on disposal	$-

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	25

24. PRIOR PERIOD RECLASSIFICATION

During the three months ended November 30, 2018, the first period in which the Company completed sales to the adult-use recreational cannabis market, it was determined that the classification of shipping expenses is more accurately reflected as a component of cost of sales rather than sales and marketing expenses. As a result, shipping expenses of $187 have been reclassified from sales and marketing expenses to cost of sales for the three months ended November 30, 2017 to conform to the current year presentation.

25. SUBSEQUENT EVENTS

(I) ISSUANCE OF STOCK OPTIONS

On December 15, 2018, the Company has issued 90,000 employee options to purchase 90,000 common shares of the Company, to employees of OGI, at an exercise price of $6.02 per share. The options vest over a two-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 17, 2018, the Company has issued 847,500 employee options to purchase 847,500 common shares of the Company, to key management and employees of OGI, at an exercise price of $4.75 per share. The options vest over a three-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 17, 2018, the Company has issued 794,449 restricted stock units to key management and employees of OGI. Please refer to Note 12(v) for further details regarding the plan.

On January 2, 2019, the Company has issued 65,000 employee options to purchase 65,000 common shares of the Company, to key management and employees of OGI, at an exercise price of $4.92 per share. The options vest over a three-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

(II) CLASS ACTION CERTIFICATION

On January 18, 2019, the Court issued its decision granting certification in connection with the class-action lawsuit that was filed with the Supreme Court of Nova Scotia on March 3, 2017 as referenced in Note 19. The lawsuit also contained allegations of adverse health effects from the product. The Court noted that it will be up to the plaintiffs to prove that trace elements of these pesticides can cause any adverse health effects and if so, it will be up to each individual to prove that the alleged health effects were actually caused by the cannabis. The Company is currently reviewing the decision to determine whether or not to appeal it. No amount has been recorded in the consolidated financial statements since a reliable estimate cannot be made of the amount of the potential obligation.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018 AND 2017	26